Leadership in Retailing for over 50 Years



FINLAY
ENTERPRISES, INC.

2001 ANNUAL REPORT


$719.6
$822.0
$886.2
$1,000.1
$952.8
'97
'98
'99
'00
'01

Sales
(dollars in millions)


$12.1
$12.2
$12.7
$13.6
$13.3
'97
'98
'99
'00
'01

Sales Per Linear Foot
(dollars in thousands)


$1.71
$1.82*
$2.34
$2.52
$1.80
'97
'98
'99
'00
'01

Diluted Earnings Per Share
(dollars)
*Pro Forma


$68.8
$77.1
$87.2
$93.8
$79.3
'97
'98
'99
'00
'01

EBITDA
(dollars in millions)


42.2%
41.8%
41.1%
41.0%
41.4%
'97
'98
'99
'00
'01

SG&A as a Percentage of Sales


5.7%
5.4%
8.1%
2.1%
-3.0%
3.7%
'97
'98
'99
'00
'01
5 Year Average

Comparable Store Sales

DOMESTIC FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	1997	1998	1999	2000	2001
Statement of Operations Data:					
Sales	$719,607	$822,035	$886,223	$1,000,120	$952,789
Income from operations before depreciation and amortization	68,825	77,123	87,159	93,835	79,296
Net income (loss)	14,123	11,035	24,616	26,521	18,535
Net income (loss) per share applicable to common shares:					
Basic net income (loss) per share	$ 1.75	$ 1.08	$ 2.36	$ 2.54	$ 1.82
Diluted net income (loss) per share	$ 1.71	$ 1.06	$ 2.34	$ 2.52	$ 1.80
Weighted average number of shares and share equivalents outstanding	8,276	10,366	10,504	10,508	10,301
Pro Forma Statement of Operations Data:					
Net income (loss)	—	$ 18,850	—	—	—
Diluted net income (loss) per share	—	$ 1.82	—	—	—
Balance Sheet Data—End of Period:					
Working capital	$ 80,756	$113,179	$150,527	$ 180,274	$202,536
Total assets	472,938	503,554	539,274	604,143	584,853
Long-term debt	221,026	225,000	225,000	225,000	225,000
Stockholders' equity	72,339	99,811	108,800	134,340	149,207

See Notes to Consolidated Financial Statements for additional disclosure.

Our Mission

We at Finlay are dedicated to satisfying our customers with the best assortment, quality and service while maximizing shareholder value. Our leadership position will be enhanced by adhering to high performance standards and capitalizing on opportunities for growth.



About Finlay

Finlay Enterprises, Inc. is a leading retailer of fine jewelry and the largest operator of leased fine jewelry departments in major department stores throughout the United States.

LETTER TO OUR SHAREHOLDERS



"We have never wavered from our core strengths of servicing our customers with in-stock, desirable, and competitively priced products."

2001 was a challenging year for our Company. Fortunately our employees helped those directly affected by the senseless acts of terrorism and courageously returned to their normal activities in their family lives and their business responsibilities.

Despite the many challenges our Company faced in 2001, we took it as an opportunity to change, improve and strengthen ourselves for the future. As we entered the critical fourth quarter our disciplines, focus and talent gave our Company the ability to outperform our host stores in a very difficult retail environment. I am proud of our entire organization, our greatest asset, who maintained a "can-do" spirit through a very challenging time.

Annual sales of $953 million were lower year-over-year and primarily reflected the difficult macroeconomic environment. This translated into earnings per share of $1.80 for the year. We look forward to returning to our long record of consecutive earnings growth and to setting new performance records in 2002.

Several accomplishments were achieved in 2001 in light of difficult business conditions and should be highlighted:

- First, we effectively managed inventory levels despite softer sales, as inventory at year end decreased 6% from last year's level.
- Second, our tight focus on operating expenses resulted in selling, general and administrative expense as a percent of sales decreasing to 35.3% in the fourth quarter compared to 35.4% in the prior year.
- Third, we reduced capital spending and took additional prudent measures to drive down operating expenses. These initiatives resulted in total field payroll and related expenses in the fourth quarter decreasing 10% from the prior year by $4.5 million, while other field and administrative expenses decreased approximately $900,000 from last year.

As a result, we generated free cash flow of approximately $18 million in 2001, ending the year with $49 million of cash versus $31 million last year.

Our ability to quickly identify market trends, preserve strong supplier relationships and maintain a sound distribution network has enabled us to fill our showcases with a superior assortment of merchandise. We have never wavered from our core strengths of servicing our customers with in-stock, desirable, and competitively priced products. As a result, we ended the fourth quarter and year with better-than-expected results and outpaced our department store hosts. Continuing our Best Value program, constantly testing new items and offering fashionable merchandise in response to customer demand has enabled us to increase our percent to store penetration of the host store volume to 3.3% from 2.6% since 1995.

The strategy to develop and update our infrastructure to support our growing business is beginning to pay off. 2001 saw the culmination of several years of strategic planning.

We piloted our new merchandise and inventory control system, which has been rolled out to the entire organization. We have dubbed this state of the art network "GEMS," (for "Generate Excellence in Merchandising and Sales"). It touches everyone in our Company as well as our vendor community, as it provides more accessible and credible data. Furthermore the implementation of this system will enhance our ability to make better merchandising decisions, thereby creating the opportunity for more sales, faster turn and improved gross margin.

Our distribution center has attained an outstanding 99.9% annual accuracy rate of merchandise delivery to our network of stores. This state-of-the-art facility can accommodate additional capacity as our Company moves forward.

Our senior management team is stronger than ever and driven to develop new ideas as we seek to increase the business. These executives are flexible and quickly react to opportunity.

We are continuously developing and evaluating our most vital resource—our selling teams. One of our highest priorities is to effectively manage personnel at our store locations, as they are the talent driving our business at the critical point of sale. We are strengthening our roster of talent through our training programs and rigorous evaluation process. There is a Finlay group manager who is responsible for running each of our department store businesses. These executives are empowered to build teams in the field at every level within sales and operations. By designating recruitment as a top priority we are generating a flow of desirable applicants. Each month, every door in which we operate is reviewed for sales performance against a sales plan and productivity goals. Through a talent assessment at the sales level we conduct in-depth reviews of strengths and weaknesses, enabling us to develop a profile of the ideal fine jewelry sales specialist. The constant attention we devoted to this area of the business gave us tremendous support during a most difficult year. These ongoing programs are regularly scrutinized for their effectiveness.

STRONG HISTORICAL FINANCIAL PERFORMANCE*

- *Six Year Compound Annual Growth Rate on Total Sales of 8.5%*
- *Average Comparable Store Sales of 4.1% Over Last Six Years*
- *Six Year CAGR on EBITDA of 6.2%*
- *SG&A Leverage of 210 Basis Points Over Last Seven Years*
- *Six Year CAGR on Net Income of 13.6%*
- *Earnings Per Share CAGR of 6.9% Over Six Years*

**Performance is for Domestic Business*



We maintain our market leadership position by continuing to refine our best practices. Our enduring relationships with the best department stores in the country have allowed us to dominate and expand this business. We believe there is the potential to increase our percent to store share of the business to 4.0% from our current level of 3.3%. Importantly, we cautiously look forward to an economic recovery to lead this drive toward improved performance, especially in large urban areas where we were primarily affected in 2001. We also see the continued growth of our customer base. The number of working women has increased the demand for fine jewelry and the improved finances of this customer benefits our business. The maturing baby boomer population that has grown up in our stores also impacts our sales as they now have more disposable income.

Regaining positive momentum in sales and profits is essential to our business success. Our objectives remain consistent with what we have stated and executed in prior years:

- A disciplined focus on increasing comparable store sales
- The addition of departments within existing store groups
- The expansion of our most productive departments
- Strong merchandising and marketing strategies
- Investments in new technology
- Increases in our operating leverage, while at the same time lowering our selling, general and administrative expense rate
- Careful consideration of all new business opportunities
- Raising selling standards and providing superior customer service
- Strengthening our organization

Our share repurchase program exemplifies our strong belief and confidence in our business. Less than two years ago we established a stock buy-back program, which allows us to buy up to $20 million of our Company's stock. To-date we have repurchased approximately 1.1 million shares for $11.2 million. Going forward, we will balance current returns to shareholders with other investment opportunities and debt reduction.

In closing, we are steadfast in our commitment to build our business and maintain our leadership position within the fine jewelry industry. A special thanks to all of our highly valued associates who have contributed so much to our long track record of success. We appreciate the ongoing support of our host store management and the vendor community. We also thank our shareholders for their continued confidence. Our management team remains dedicated to achieving outstanding results and increasing shareholder value.

Arthur E. Reiner
Chairman, President and Chief Executive Officer

Financial Section

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

	Fiscal Year Ended[1]				
(Dollars in thousands, except per share data)	January 31, 1998	January 30, 1999	January 29, 2000	February 3, 2001	**February 2, 2002**
Statement of Operations Data:					
Sales	$769,862	$863,428	$912,978	$1,000,120	**$952,789**
Cost of sales	371,085	421,450	449,912	496,291	**479,255**
Cost of sales—Sonab inventory write-down[2]	—	—	7,839	—	**—**
Gross margin[3]	398,777	441,978	455,227	503,829	**473,534**
Selling, general and administrative expenses	324,777	364,652	379,083	409,994	**394,238**
Nonrecurring charges associated with the sale and closure of Sonab[2]	—	—	20,792	—	**—**
Depreciation and amortization	12,163	15,672	16,895	17,549	**20,089**
Income (loss) from operations	61,837	61,654	38,457	76,286	**59,207**
Interest expense, net	34,115	32,499	29,505	30,057	**26,937**
Nonrecurring interest associated with refinancing[4]	—	655	—	—	**—**
Income (loss) before income taxes and extraordinary charges	27,722	28,500	8,952	46,229	**32,270**
Provision (benefit) for income taxes	12,527	11,986	4,889	19,708	**13,735**
Income (loss) before extraordinary charges	15,195	16,514	4,063	26,521	**18,535**
Extraordinary charges from early extinguishment of debt, net[5]	—	7,415	—	—	**—**
Net income (loss)	$ 15,195	$ 9,099	$ 4,063	$ 26,521	**$ 18,535**
Net income (loss) per share applicable to common shares:					
Basic net income (loss) per share:					
Before extraordinary charges	$ 1.89	$ 1.61	$ 0.39	$ 2.54	**$ 1.82**
Extraordinary charges from early extinguishment of debt	$ —	$ (0.72)	$ —	$ —	**$ —**
Net income (loss)	$ 1.89	$ 0.89	$ 0.39	$ 2.54	**$ 1.82**
Diluted net income (loss) per share:					
Before extraordinary charges	$ 1.84	$ 1.59	$ 0.39	$ 2.52	**$ 1.80**
Extraordinary charges from early extinguishment of debt	$ —	$ (0.72)	$ —	$ —	**$ —**
Net income (loss)	$ 1.84	$ 0.88	$ 0.39	$ 2.52	**$ 1.80**
Weighted average number of shares and share equivalents outstanding (000's)	8,276	10,366	10,504	10,508	**10,301**
Pro Forma Consolidated Statement of Operations Data[6]:					
Net income (loss)		$ 16,914	$ 21,099		
Net income (loss) per share applicable to common shares:					
Basic net income (loss) per share		$ 1.65	$ 2.03		
Diluted net income (loss) per share		$ 1.63	$ 2.01		
Pro Forma Domestic Statement of Operations Data[7]:					
Sales	$719,607	$822,035	$886,223		
EBITDA[8]	$ 68,825	$ 77,123	$ 87,159		
Net income (loss)	$ 14,123	$ 18,850	$ 24,616		
Net income (loss) per share applicable to common shares:					
Basic net income (loss) per share	$ 1.75	$ 1.84	$ 2.36		
Diluted net income (loss) per share	$ 1.71	$ 1.82	$ 2.34		

(continued)

(Dollars in thousands, except per share data)	January 31, 1998	January 30, 1999	January 29, 2000	February 3, 2001	**February 2, 2002**
	Fiscal Year Ended[1]				
Operating and Financial Data:					
Number of Departments (end of period)[9]:					
Consolidated	1,117	1,109	987	1,053	**1,006**
Domestic	959	959	987	1,053	**1,006**
Percentage increase (decrease) in sales[10]	12.3%	12.2%	5.7%	9.5%	**(4.7)%**
Percentage increase (decrease) in comparable Department sales[9][11]:					
Consolidated	5.5%	3.9%	6.8%	2.1%	**(3.0)%**
Domestic	5.7%	5.4%	8.1%	2.1%	**(3.0)%**
Average domestic sales per Department[12]	$ 820	$ 857	$ 911	$ 981	**$ 925**
EBITDA[8]	74,000	77,326	55,352	93,835	**79,296**
Capital expenditures	19,338	14,874	14,972	18,118	**13,850**
Cash Flows Provided From (Used In):					
Operating activities	$ 35,910	$ 23,121	$ 38,804	$ 27,860	**$ 39,209**
Investing activities	(78,915)	(23,134)	(21,054)	(30,403)	**(17,432)**
Financing activities	36,083	3,692	137	(981)	**(4,070)**
Balance Sheet Data—End of Period:					
Working capital	$108,395	$147,337	$157,587	$180,274	**$202,536**
Total assets	508,236	543,992	557,042	604,143	**584,853**
Short-term debt, including current portion of long-term debt	—	—	—	—	**—**
Long-term debt, excluding current portion	221,026	225,000	225,000	225,000	**225,000**
Total stockholders' equity (deficit)	72,339	99,811	108,800	134,340	**149,207**

(1) Each of the fiscal years for which information is presented includes 52 weeks except 2000, which includes 53 weeks.

(2) Included in 1999 are nonrecurring charges associated with the sale and closure of Sonab totaling $28.6 million. Included in cost of sales is $7.8 million for the write-down of inventory with the balance of $20.8 million recorded as an operating expense. Refer to Note 13 of Notes to Consolidated Financial Statements.

(3) Finlay utilizes the LIFO method of accounting for inventories. If Finlay had valued inventories at actual cost, as would have resulted from the specific identification inventory valuation method, the gross margin would have increased (decreased) as follows: $(2.3) million, $(1.0) million, $(1.1) million, $1.8 million and $3.8 million for 1997, 1998, 1999, 2000 and 2001, respectively.

(4) As a result of certain call requirements associated with the Old Debentures and the Old Notes, Finlay had outstanding both the new debt and the old debt for a period of twenty-five days in 1998. The net effect of the above, offset by reduced interest expense on the borrowings under the Revolving Credit Agreement and interest income on excess cash balances, was $0.7 million.

(5) The extraordinary charges of $12.2 million include $7.1 million for redemption premiums on the Old Debentures and the Old Notes and $3.9 million to write off deferred financing costs and debt discount associated with the Old Debentures and the Old Notes. The income tax benefit on the extraordinary charges totaled $4.8 million.

(6) The pro forma financial information for 1998 excludes (i) the extraordinary charge of $12.2 million, on a pre-tax basis, described in Note 5 above, and (ii) the nonrecurring interest associated with refinancing, described in Note 4 above. The pro forma financial information for 1999 excludes the effect of the nonrecurring charges associated with the sale and closure of Sonab totaling $28.6 million on a pre-tax basis. Refer to Note 13 of Notes to Consolidated Financial Statements.

(7) The pro forma financial information reflects the Company's domestic operations only and excludes the operations of Sonab, as well as the impact of the sale and closure of Sonab. Refer to Note 14 of Notes to Consolidated Financial Statements. For 1998, refer to Note 6 above for additional pro forma adjustments.

(8) EBITDA represents income from operations before depreciation and amortization expenses. For 1999, consolidated EBITDA includes the nonrecurring charge totaling $28.6 million associated with the sale and closure of Sonab. The Company believes EBITDA provides additional information for determining its ability to meet future debt service requirements. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing Finlay's operating performance, financial position and cash flows as EBITDA is not defined by generally accepted accounting principles. Finlay has presented EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt. Finlay's computation of EBITDA may not be comparable to similar titled measures of other companies.

(9) Includes Departments and stand-alone locations.

(10) Excluding sales for the 53rd week of 2000, the percentage increase in sales for 2000 was 8.8% and the percentage decrease in sales for 2001 was 4.1%.

(11) Comparable Department sales are calculated by comparing the sales from Departments open for the same months in the comparable periods.

(12) Average domestic sales per Department is determined by dividing domestic sales by the average of the number of domestic Departments open at the beginning and at the end of each period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with "Selected Consolidated Financial Information" and the Consolidated Financial Statements of Finlay Enterprises, Inc. (the "Company") and Notes thereto included elsewhere in this Annual Report.

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Special Note Regarding Forward-Looking Statements".

GENERAL

The Company is a holding company and conducts business through Finlay Fine Jewelry Corporation ("Finlay Jewelry"), its wholly owned subsidiary. References to "Finlay" mean, collectively, the Company and Finlay Jewelry. All references herein to leased Departments refer to fine jewelry Departments operated pursuant to license agreements or other arrangements with host department stores.

On April 24, 1998, the Company completed a public offering of 1,800,000 shares of its common stock, par value $.01 per share ("Common Stock"), at a price of $27.50 per share (the "1998 Offering"), of which 567,310 shares were sold by the Company. Concurrently with the 1998 Offering, the Company and Finlay Jewelry completed the public offering of $75.0 million aggregate principal amount of 9% Senior Debentures due May 1, 2008 (the "Senior Debentures") and $150.0 million aggregate principal amount of 8⅜% Senior Notes due May 1, 2008 (the "Senior Notes"), respectively. In addition, on April 24, 1998, Finlay's revolving credit facility agreement (the "Revolving Credit Agreement") was amended to increase the line of credit thereunder to $275.0 million and to make certain other changes.

On May 26, 1998, the net proceeds to the Company from the 1998 Offering, the sale of the Senior Debentures, together with other available funds, were used to redeem the Company's 12% Senior Discount Debentures due 2003 (the "Old Debentures"). Also, on May 26, 1998, Finlay Jewelry used the net proceeds from the sale of the Senior Notes to redeem Finlay Jewelry's 10⅝% Senior Notes due 2003 (the "Old Notes").

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States. These generally accepted accounting principles require management to make estimates and assumptions that affect certain financial statement accounts reported and disclosed at the date of the financial statements. Actual results could differ from those estimates.

The Company's significant accounting policies are described in Note 2 of Notes to the Consolidated Financial Statements. The Company believes that the following discussion addresses the critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments. The Company is not aware of any likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

Merchandise inventories. The Company values its inventories at the lower of cost or market. The cost is determined by the last-in, first-out method utilizing selected producer price indices published for jewelry and watches by the Bureau of Labor Statistics. Factors related to inventories such as future consumer demand and the economy's impact on consumer discretionary spending, inventory aging, ability to return merchandise to vendors, merchandise condition and anticipated markdowns are analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors above could have a significant impact on the value of the inventories and the Company's reported operating results.

The Company is exposed to market risk related to changes in the price of gold and at times enters into futures contracts, such as options or forwards, to hedge against the risk of gold price fluctuations. The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet as either an asset or a liability measured at its fair value. The impact on the Company's financial condition, results of operations and cash flows, upon the adoption of SFAS No. 133 was immaterial.

Revenue recognition. The Company recognizes revenue upon the sale of merchandise, either owned or consigned, to its customers, net of anticipated returns.

Covenant requirements. The Company's agreements covering the Revolving Credit Agreement, the Senior Debentures and the Senior Notes each require that Finlay comply with certain restrictive and financial covenants. In addition, Finlay Jewelry is party to the Gold Consignment Agreement, which also contains certain covenants. Refer to Notes 3 and 4 of Notes to the Consolidated Financial Statements. During 2001, in anticipation of not meeting one of the financial covenants under the Revolving Credit Agreement, the covenant was amended. As of and for the year ended February 2, 2002, the Company was in compliance with all of its covenants. Should the Company's results of operations significantly erode, the Company may not be in compliance with its covenants. Although management believes that the Company would be able to obtain a waiver or amendment, in the event that the Company is unable to obtain such waiver or amendment, the outstanding balances could become due immediately.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives are no longer to be amortized but tested for impairment on an annual basis. The Company adopted this pronouncement in 2002 and is currently evaluating whether goodwill is impaired. The Company's annual goodwill amortization in 2001 totaled $3.7 million.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This extends the reporting requirements to include reporting separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The Company has adopted the provisions of SFAS No. 144 in 2002 and does not anticipate that such adoption will have a significant effect on the Company's results of operations or financial position.

RESULTS OF OPERATIONS

The following table sets forth operating results as a percentage of sales for the periods indicated:

	Fiscal Year Ended		
	January 29, 2000	February 3, 2001	**February 2, 2002**
Statement of Operations Data:			
Sales	100.0%	100.0%	**100.0%**
Cost of sales	49.3	49.6	**50.3**
Cost of sales—Sonab inventory write-down[1]	0.8	—	—
Gross margin	49.9	50.4	**49.7**
Selling, general and administrative expenses	41.5	41.0	**41.4**
Nonrecurring charges associated with the sale and closure of Sonab[1]	2.3	—	—
Depreciation and amortization	1.9	1.8	**2.1**
Income (loss) from operations	4.2	7.6	**6.2**
Interest expense, net	3.2	3.0	**2.8**
Income (loss) before income taxes	1.0	4.6	**3.4**
Provision for income taxes	0.5	2.0	**1.4**
Net income (loss)	0.5%	2.6%	**2.0%**
Other Supplemental Data:			
EBITDA[2][3]	6.1%	9.4%	**8.3%**

(1) See Note 2 to "Selected Consolidated Financial Data".

(2) EBITDA represents income from operations before depreciation and amortization expenses. The Company believes EBITDA provides additional information for determining its ability to meet future debt service requirements. See Note 8 to "Selected Consolidated Financial Data".

(3) For 1999, EBITDA as a percentage of sales includes the nonrecurring charges associated with the sale and closure of Sonab. Excluding these charges, EBITDA as a percentage of sales was 9.2%.

2001 COMPARED WITH 2000

Sales. Sales decreased $47.3 million, or 4.7%, in 2001 compared to 2000. Excluding sales for the 53rd week of 2000, sales decreased 4.1%. Comparable Department sales decreased 3.0%. Management attributes this decrease in comparable Department sales primarily to a challenging retail environment and the extraordinary events of September 11, 2001 and its impact on the economy, which resulted in reduced consumer discretionary spending. Total

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

sales were negatively impacted by $17.3 million as a result of closing the Stern's and Liberty House Departments offset by the benefit of a full year of sales from the 57 departments acquired from Jay B. Rudolph, Inc. ("J.B. Rudolph") in April 2000 ("the J.B. Rudolph Acquisition") and the net effect of new Department openings and closings.

Finlay's merchandising and marketing strategy includes the following initiatives: (i) emphasizing its "Key Item" and "Best Value" merchandising programs, which provide a targeted assortment of items at competitive prices; (ii) increasing focus on holiday and event-driven promotions as well as host store marketing programs; and (iii) positioning the Company's Departments as a "destination location" for fine jewelry.

During 2001, Finlay opened 33 Departments within existing store groups, which included 22 Departments in May. During this period Finlay closed 80 Departments which were comprised of the following:

Store Group	Number of Departments	Reason
Stern's	23	Store group was closed by Federated.
Proffitt's	16	Closed smaller Departments and, at the end of 2001, host store consolidated under one lessee.
Liberty House	12	Federated's acquisition of Liberty House.
Dillard's	7	Closed smaller Departments.
Other	22	Department closings within existing store groups.
	80	

Gross margin. Gross margin decreased by $30.3 million in 2001 compared to 2000 and, as a percentage of sales, gross margin decreased by 0.7%, primarily due to (i) management's continued efforts to increase market penetration and market share through its pricing strategy, (ii) a charge of $3.8 million in the LIFO provision compared to the prior year's provision of $1.8 million and (iii) a charge of $1.5 million for the markdown of aged inventory.

Selling, general and administrative expenses. Selling, general and administrative expenses ("SG&A") totaled $394.2 million, a decrease of $15.8 million, or 3.8%, in 2001 compared to 2000 due primarily to payroll expense and lease fees associated with the decrease in the Company's sales. SG&A as a percentage of sales increased to 41.4% in 2001 from 41.0% in 2000 as a result of the negative impact of payroll and other expenses as a percentage of sales due to the lower sales volume.

Depreciation and amortization. Depreciation and amortization increased by $2.5 million in 2001 compared to 2000, reflecting $13.9 million in capital expenditures and an increase in capitalized software costs for the most recent twelve months. Additionally, during 2001, the Company began amortizing the capitalized software for its new merchandising and point-of-sale systems. These costs were offset by the effect of certain assets becoming fully depreciated. The increase in fixed assets was primarily due to the addition of new Departments and the renovation of existing Departments.

Interest expense, net. Interest expense decreased by $3.1 million reflecting a lower weighted average interest rate (7.8% for 2001 compared to 8.6% for 2000) and a decrease in average borrowings ($305.8 million for 2001 compared to $321.6 million for 2000).

Provision for income taxes. The income tax provision for 2001 and 2000 reflects an effective tax rate of 40.5%.

Net income. Net income of $18.5 million for 2001 represents a decrease of $8.0 million as compared to net income of $26.5 million in 2000 as a result of the factors discussed above.

2000 COMPARED WITH 1999

Sales. Sales increased $87.1 million, or 9.5%, in 2000 compared to 1999. Comparable Department sales increased 2.1%. Management attributes this increase in comparable Department sales primarily to the "Key Item" and "Best Value" merchandising programs and to the marketing initiatives discussed above. These factors were offset by a general softening in the retail environment in the latter part of 2000. Sales from the operation of net new Departments contributed $68.0 million, primarily relating to the J.B. Rudolph Acquisition and the net effect of new Department openings and closings offset by the sale and closure of Sonab at the end of 1999. Excluding sales from Sonab, Finlay's European leased jewelry department subsidiary, which totaled $26.8 million in 1999, sales on a domestic basis increased 12.9% in 2000.

During 2000, Finlay opened 86 Departments and closed 20 Departments. The Department openings were comprised of the following:

Store Group	Number of Departments	Reason
Bloomingdale's	23	J.B. Rudolph Acquisition.
Hudson's	21	J.B. Rudolph Acquisition.
Dayton's	13	J.B. Rudolph Acquisition.
Meier & Frank	7	May's acquisition of ZCMI.
Other	22	Department openings within existing store groups.
	86	

The Department closings were comprised of the following:

Store Group	Number of Departments	Reason
New York Jewelry Outlet	6	Sold in May 2000.
Other	14	Department closings within existing store groups.
	20	

Gross margin. Gross margin increased by $48.6 million in 2000 compared to 1999 and, as a percentage of sales, gross margin increased by 0.5%, primarily due to a nonrecurring charge in 1999 of $7.8 million relating to the write-down of inventory in conjunction with the sale and closure of Sonab's operations offset by (i) management's continued efforts to increase market penetration and market share through its pricing strategy and (ii) a charge of $1.8 million in the LIFO provision compared to the prior year's benefit of $1.0 million.

Selling, general and administrative expenses. SG&A totaled $410.0 million, an increase of $30.9 million, or 8.2%, in 2000 compared to 1999 due primarily to payroll expense and lease fees associated with the increase in the Company's sales. SG&A as a percentage of sales decreased to 41.0% in 2000 from 41.5% in 1999 as a result of the negative impact of Sonab's 1999 SG&A as a percentage of sales in addition to expenses related to the Company's year 2000 remediation project of approximately $2.0 million in 1999. On a domestic basis, SG&A as a percentage of sales improved 0.1%.

Nonrecurring charges associated with the sale and closure of Sonab. As a result of the sale of the majority of Sonab's assets and the disposition of the remaining assets, the Company recorded a nonrecurring charge of $20.8 million in 1999. The components of the charge relate to the realization of foreign exchange losses, payroll and severance costs, other close-down costs and the write-off of undepreciated assets.

Depreciation and amortization. Depreciation and amortization increased by $0.7 million in 2000 compared to 1999, reflecting $18.1 million in capital expenditures and an increase in capitalized software costs for the most recent twelve months. These costs were offset by the effect of certain assets becoming fully depreciated, as well as the disposition and write-off of Sonab's fixed assets. On a domestic basis, depreciation and amortization increased by $1.3 million. The increase in fixed assets was primarily due to the addition of new Departments, the renovation of existing Departments and the inclusion of the cost of fixed assets acquired in connection with the J.B. Rudolph Acquisition.

Interest expense, net. Interest expense increased by $0.6 million reflecting a higher weighted average interest rate (8.6% for 2000 compared to 8.2% for 1999) offset slightly by a decrease in average borrowings ($321.6 million for 2000 compared to $329.2 million for 1999).

Provision for income taxes. The income tax provision for 2000 and 1999 reflects an effective tax rate of 40.5%.

Net income. Net income of $26.5 million for 2000 represents an increase of $22.4 million as compared to net income of $4.1 million in 1999 as a result of the factors discussed above. Excluding the nonrecurring charges in 1999 relating to the sale and closure of Sonab, net income for 2000, on a domestic basis, increased by $1.9 million.

LIQUIDITY AND CAPITAL RESOURCES

Finlay's primary capital requirements are for funding working capital for new Departments and for working capital growth of existing Departments and, to a lesser extent, capital expenditures for opening new Departments, renovating existing Departments and information technology investments. For 2000 and 2001, capital expenditures totaled $14.1 million (exclusive of the fixed assets acquired in the J.B. Rudolph Acquisition, which totaled $4.0 million) and $13.9 million, respectively. Total capital expenditures for 2002 are estimated to be approximately $12.0 to $13.0 million. Although capital expenditures are limited by the terms of the Revolving Credit Agreement, to date this limitation has not precluded the Company from satisfying its capital expenditure requirements.

Finlay's operations substantially preclude customer receivables as Finlay's lease agreements require host stores to remit sales proceeds for each month (without regard to whether such sales were cash, store credit or national credit card) to Finlay approximately three weeks after the end of such month. In recent years, on average, approximately 50% of Finlay's domestic merchandise has been carried on consignment. Accordingly, management believes that relatively modest levels of working capital are required in comparison to many other retailers. The Company's working capital balance was $202.5 million at February 2, 2002, an increase of $22.3 million from February 3, 2001. The increase resulted primarily from the impact of 2001's net income, exclusive of depreciation and amortization and fixed asset disposals associated with closed store groups, partially offset by capital expenditures, additions to deferred charges and the purchase of treasury stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The seasonality of Finlay's business causes working capital requirements, and therefore borrowings under the Revolving Credit Agreement, to reach their highest level in the months of October, November and December in anticipation of the year-end holiday season. Accordingly, Finlay experiences seasonal cash needs as inventory levels peak. During 2001, by closely monitoring sales and the effects of the slowing economy, the Company reduced inventory by 6% over the previous year. This had a favorable impact on the Company's liquidity. Additionally, Finlay's lease agreements provide for accelerated payments during the months of November and December, which require most host store groups to remit to Finlay 75% of the estimated months' sales prior to or shortly following the end of that month. These proceeds result in a significant increase in the Company's cash, which is used to reduce the Company's borrowings under the Revolving Credit Agreement.

The Revolving Credit Agreement, which expires in March 2003, provides Finlay with a line of credit of up to $275.0 million, inclusive of a $50.0 million acquisition facility, to finance working capital needs. The Company intends to renew the Revolving Credit Agreement and expects to begin this process during the summer of 2002. There can be no assurances that a new revolving credit facility will be executed on terms equal to or more favorable than the expiring Revolving Credit Agreement, or that a new agreement can be completed at all. Finlay would be adversely affected if it were unable to secure a new revolving credit facility. Amounts outstanding under the Revolving Credit Agreement bear interest at a rate equal to, at Finlay's option, (i) the Index Rate (as defined in the Revolving Credit Agreement) plus a margin ranging from zero to 1.0% or (ii) adjusted LIBOR plus a margin ranging from 1.0% to 2.0%, in each case depending on the financial performance of the Company.

In each year, Finlay is required to reduce the outstanding revolving credit balance and letter of credit balance under the Revolving Credit Agreement to $50.0 million or less and $20.0 million or less, respectively, for a 30 consecutive day period (the "Balance Reduction Requirement"). Borrowings under the Revolving Credit Agreement at February 2, 2002 and February 3, 2001 were zero. The average amounts outstanding under the Revolving Credit Agreement for 2000 and 2001 were $96.6 million and $80.8 million, respectively. The maximum amount outstanding for 2001 was $125.2 million, at which point the unused excess availability was $95.5 million, excluding the acquisition facility. At February 2, 2002, the Company was in compliance with all of its covenants under the Revolving Credit Agreement.

Finlay's long-term needs for external financing will depend on its rate of growth, the level of internally generated funds and the ability to continue obtaining substantial amounts of merchandise on advantageous terms, including consignment arrangements with its vendors. As of February 2, 2002, $359.7 million of consignment merchandise from approximately 300 vendors was on hand as compared to $381.7 million at February 3, 2001. For 2001, Finlay had an average balance of consignment merchandise of $377.4 million as compared to an average balance of $372.9 million in 2000.

A significant amount of Finlay's operating cash flow has been used or will be required to pay interest, directly or indirectly, with respect to the Senior Debentures, the Senior Notes and amounts due under the Revolving Credit Agreement, including the payments required pursuant to the Balance Reduction Requirement. As of February 2, 2002, Finlay's outstanding borrowings were $225.0 million, which included a $75.0 million balance under the Senior Debentures and a $150.0 million balance under the Senior Notes. At February 2, 2002, the Company was in compliance with all of its covenants under the Senior Indentures.

Finlay Jewelry is party to the Gold Consignment Agreement, which expires on June 30, 2002. The Gold Consignment Agreement enables Finlay Jewelry to receive merchandise by providing gold, or otherwise making payment, to certain vendors. While the merchandise involved remains consigned, title to the gold content of the merchandise transfers from the vendors to the gold consignor. Although the gold consignor has increased the limit to the lesser of (i) 160,000 fine troy ounces or (ii) $45.0 million worth of gold, subject to a formula as prescribed by the Gold Consignment Agreement, Finlay Jewelry is currently limited by the Senior Indentures to $37.0 million worth of gold. Finlay intends to obtain approval for the increase from the holders of the Senior Notes and Senior Debentures. Finlay Jewelry is currently in the process of amending and extending the Gold Consignment Agreement, however there are no assurances that this will be completed. At February 2, 2002, amounts outstanding under the Gold Consignment Agreement totaled 127,519 fine troy ounces, valued at approximately $36.0 million. The average amount outstanding under the Gold Consignment Agreement was $33.3 million in 2001. At February 2, 2002, Finlay Jewelry was in compliance with the covenants under the Gold Consignment Agreement.

The following tables summarize the Company's contractual and commercial obligations which may have an impact on future liquidity and the availability of capital resources, as of February 2, 2002 (dollars in thousands):

		Payments Due By Period			
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Senior Notes (due 2008)	$150,000	$ —	$ —	$ —	$150,000
Senior Debentures (due 2008)	75,000	—	—	—	75,000
Operating leases[1]	19,346	3,263	6,481	6,407	3,195
Total	$244,346	$ 3,263	$6,481	$6,407	$228,195

(1) Represents future minimum payments under noncancellable operating leases.

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Revolving Credit Agreement (due 2003)[1]	$ —	$ —	$ —	$ —	$ —
Gold Consignment Agreement (due 2002)[2]	36,000	36,000	—	—	—
Letters of credit	4,250	2,000	2,250	—	—
Total	$ 40,250	$38,000	$2,250	$ —	$ —

(1) There were no borrowings under the Revolving Credit Agreement at February 2, 2002. The average amount outstanding during 2001 was $80.8 million and the outstanding balance as of April 15, 2002 was $59.2 million.

(2) Represents amount outstanding at February 2, 2002.

Finlay believes that, based upon current operations, anticipated growth, and continued availability under the Revolving Credit Agreement, Finlay Jewelry will, for the foreseeable future, be able to meet its debt service and anticipated working capital obligations, and to make distributions to the Company sufficient to permit the Company to meet its debt service obligations and to pay certain other expenses as they come due. No assurances, however, can be given that Finlay Jewelry's current level of operating results will continue or improve or that Finlay Jewelry's income from operations will continue to be sufficient to permit Finlay Jewelry and the Company to meet their debt service and other obligations. Currently, Finlay Jewelry's principal financing arrangements restrict annual distributions from Finlay Jewelry to the Company to 0.25% of Finlay Jewelry's net sales for the preceding fiscal year and also allow distributions to the Company to enable it to make interest payments on the Senior Debentures. The amounts required to satisfy the aggregate of Finlay Jewelry's interest expense and required amortization payments totaled $22.2 million and $19.0 million for 2000 and 2001, respectively.

On December 1, 2000, the Company announced that its Board of Directors had approved a stock repurchase program to acquire up to $20 million of outstanding Common Stock. The Company may, at the discretion of management, purchase its Common Stock, from time to time through September 30, 2002 under the stock repurchase program. The extent and timing of repurchases will depend upon general business and market conditions, stock prices, availability under Finlay's revolving credit facility, compliance with certain restrictive covenants and its cash position and requirements going forward. To date, the Company has repurchased 1,126,892 shares for $11.2 million.

In March 2002, the Company implemented a new merchandising and inventory control system and a point-of-sale system for Finlay's Departments. These systems will serve to support future growth of the Company as well as provide improved analysis and reporting capabilities and more timely sales and inventory information to facilitate merchandising solutions. Additionally, these systems will provide the foundation for future productivity and expense control initiatives. At February 2, 2002, a total of approximately $18.8 million has been expended for software and implementation costs and is included in Deferred charges and other assets.

Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") restricts utilization of net operating loss ("NOL") carryforwards after an ownership change exceeding 50%. As a result of certain recapitalization transactions in 1993, a change in ownership of the Company exceeding 50% occurred

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

within the meaning of Section 382 of the Code. Similar restrictions apply to other carryforwards. Consequently, there is a material limitation on the Company's annual utilization of such NOLs or other carryforwards. The Company had, at October 31, 2001 (the Company's tax year end), a NOL for tax purposes of approximately $3.5 million which is subject to an annual limit of approximately $2.0 million per year. However, for financial reporting purposes, no NOL exists as of February 2, 2002.

From time to time, Finlay enters into futures contracts, such as options or forwards, based upon the anticipated sales of gold product in order to hedge against the risk arising from its payment arrangements. Changes in the market value of futures contracts are accounted for as an addition to or reduction from the inventory cost. For the year ended February 2, 2002, the gain or loss on open futures contracts was not material. At February 2, 2002, the Company had several open positions in futures contracts for gold, which expire during 2002, totaling 17,500 fine troy ounces, valued at $4.8 million. There can be no assurance that these hedging techniques will be successful or that hedging transactions will not adversely affect the Company's results of operations or financial position.

On February 8, 2001, Federated announced its plans to close its Stern's division of which Finlay operated 23 Departments. During March 2001, Finlay closed two Departments and the remaining 21 Stern's Departments were closed during the second quarter of 2001. Subsequently, Federated converted the majority of the Departments to a host store in which Finlay does not operate. Finlay's 2001 sales were reduced by approximately $16.0 million as a result of these closings. In 2001, Finlay recorded a charge of approximately $1.0 million related to the write-off of fixed assets and employee severance.

During 2001, Federated acquired the Liberty House department store chain and converted those Departments to a host store in which Finlay does not operate. Finlay operated in all twelve of the Liberty House department stores through mid-November 2001. Finlay's 2001 sales were reduced by approximately $5.0 million as a result of these closings. In 2001, Finlay recorded a charge of approximately $150,000 related to the write-off of fixed assets and employee severance.

On April 3, 2000, Finlay completed the acquisition of certain assets of J.B. Rudolph for $20.6 million, consisting primarily of inventory and fixed assets. During 2000, the J.B. Rudolph Acquisition required additional working capital to increase the inventory levels in anticipation of the year-end holiday season. Finlay financed the J.B. Rudolph Acquisition and subsequent inventory build-up with borrowings under its Revolving Credit Agreement.

During 1998, Sonab, the Company's European leased jewelry department subsidiary, began to experience lower sales trends due to the transition from a promotional pricing strategy to an everyday low price strategy. This change was made as a result of Sonab reassessing its pricing policy following certain local French court decisions. The adverse impact of such change continued through 1999. As a result of the foregoing, on January 3, 2000, Sonab sold the majority of its assets for approximately $9.9 million. After the sale, the buyer operated more than 80 locations previously included in Sonab's 130-location base in France. The remaining Departments were closed. The Company recorded a pre-tax charge in the fourth quarter of 1999 of $28.6 million, or $1.62 per share on a diluted basis after tax. The charge included the write-down of inventory and fixed assets, employee payroll and severance costs, realization of foreign exchange losses and other close-down costs. As of February 2, 2002, the Company's exit plan has been completed with the exception of certain employee litigation and other legal matters. To date, the Company has charged a total of $26.3 million against its original estimate of $28.6 million. All of Sonab's employees, excluding those that were hired by the buyer, were involuntarily terminated, including sales associates, supervisors and corporate personnel. The Company does not believe future operating results or liquidity will be materially impacted by any remaining payments.

SEASONALITY

Finlay's business is highly seasonal, with a significant portion of its sales and income from operations generated during the fourth quarter of each year, which includes the year-end holiday season. The fourth quarter accounted for an average of 42% of Finlay's domestic sales and 77% of its domestic income from operations for 1999, 2000 and 2001. Finlay has typically experienced net losses in the first three quarters of its fiscal year. During these periods, working capital requirements have been funded by borrowings under the Revolving Credit Agreement. Accordingly, the results for any of the first three quarters of any given fiscal year, taken individually or in the aggregate, are not indicative of annual results. See Note 10 of Notes to Consolidated Financial Statements of the Company.

The Company's Sales and Income (loss) from operations for each quarter of 1999, 2000 and 2001 were as follows:

	Fiscal Quarter			
(Dollars in thousands) (Unaudited)	First	Second	Third	Fourth
1999:				
Sales	$168,379	$183,367	$175,280	$385,952
Income (loss) from operations[1]	2,356	6,883	2,694	26,524
2000:				
Sales	178,614	211,229	189,728	420,549
Income (loss) from operations	4,338	10,042	5,431	56,475
2001:				
Sales	**193,249**	**196,167**	**175,292**	**388,081**
Income (loss) from operations	**4,125**	**5,525**	**1,624**	**47,933**

(1) The fourth quarter of 1999 includes $28.6 million (pre-tax) of expenses associated with the sale and closure of Sonab.

INFLATION

The effect of inflation on Finlay's results of operations has not been material in the periods discussed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results, performances or achievements to differ materially from those reflected in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as trends in the general economy in the United States, low or negative growth in the economy or in the financial markets which reduce discretionary spending on goods perceived to be luxury items, the events of September 11, 2001 and related events which negatively impacted the economy and/or the financial markets and reduced discretionary spending on such goods, competition in the retail jewelry business, the seasonality of the retail jewelry business, the Company's ability to increase comparable Department sales and to open new Departments, the Company's dependence on certain host store relationships due to the concentration of sales generated by such host stores, the availability to the Company of alternate sources of merchandise supply in the case of an abrupt loss of any significant supplier, the Company's ability to continue to obtain substantial amounts of merchandise on consignment, the Company's compliance with applicable contractual covenants, the Company's dependence on key officers, the Company's ability to integrate future acquisitions into its existing business, the Company's high degree of leverage and the availability to the Company of financing and credit on favorable terms and changes in regulatory requirements which are applicable to the Company's business. Other such factors include the ability of the Company to complete the repurchases contemplated under its stock repurchase program, the adequacy of Finlay's working capital to complete the repurchases, the availability and liquidity of the Company's Common Stock, and overall market conditions for the Company's Common Stock.

Readers are cautioned not to rely on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents the Company files or has filed from time to time with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk through the interest rate on its borrowings under the Revolving Credit Agreement, which has a variable interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. In addition, the majority of the Company's borrowings are under fixed rate arrangements, as described in Note 4 of Notes to Consolidated Financial Statements. In addition, the Company is exposed to market risk related to changes in the price of gold, and selectively uses forward contracts to manage this risk. The Company enters into forward contracts for the purchase of gold to hedge the risk of gold price fluctuations for future sales of gold consignment merchandise. The Company does not enter into forward contracts or other financial instruments for speculation or trading purposes. The fair value of gold under the forward contracts was $4.9 million at February 2, 2002.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)	Year Ended January 29, 2000	Year Ended February 3, 2001	Year Ended February 2, 2002
Sales	$ 912,978	$1,000,120	$ 952,789
Cost of sales	449,912	496,291	479,255
Cost of sales—Sonab inventory write-down	7,839	—	—
Gross margin	455,227	503,829	473,534
Selling, general and administrative expenses	379,083	409,994	394,238
Nonrecurring charges associated with the sale and closure of Sonab	20,792	—	—
Depreciation and amortization	16,895	17,549	20,089
Income (loss) from operations	38,457	76,286	59,207
Interest expense, net	29,505	30,057	26,937
Income (loss) before income taxes	8,952	46,229	32,270
Provision (benefit) for income taxes	4,889	19,708	13,735
Net income (loss)	$ 4,063	$ 26,521	$ 18,535
Net income (loss) per share applicable to common shares:			
Basic net income (loss) per share	$ 0.39	$ 2.54	$ 1.82
Diluted net income (loss) per share	$ 0.39	$ 2.52	$ 1.80
Weighted average shares and share equivalents outstanding	10,503,924	10,507,627	10,301,030

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)	February 3, 2001	**February 2, 2002**
Assets		
Current assets		
Cash and cash equivalents	$ 31,662	**$ 49,369**
Accounts receivable—department stores	23,677	**17,505**
Other receivables	30,856	**25,953**
Merchandise inventories	324,265	**304,508**
Prepaid expenses and other	2,880	**2,365**
Total current assets	413,340	**399,700**
Fixed assets		
Equipment, fixtures and leasehold improvements	117,871	**119,743**
Less—accumulated depreciation and amortization	44,028	**47,717**
Fixed assets, net	73,843	**72,026**
Deferred charges and other assets	22,161	**22,081**
Goodwill	94,799	**91,046**
Total assets	$604,143	**$584,853**
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable—trade	$162,242	**$132,174**
Accrued liabilities:		
Accrued salaries and benefits	20,806	**19,369**
Accrued miscellaneous taxes	4,118	**6,522**
Accrued interest	5,270	**5,284**
Other	15,957	**13,871**
Income taxes payable	21,576	**16,943**
Deferred income taxes	3,097	**3,001**
Total current liabilities	233,066	**197,164**
Long-term debt	225,000	**225,000**
Other non-current liabilities	11,737	**13,482**
Total liabilities	469,803	**435,646**
Stockholders' equity		
Common Stock, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 10,336,986 and 9,946,623 shares, respectively	104	**105**
Additional paid-in capital	77,332	**78,728**
Retained earnings (deficit)	58,023	**76,558**
Unamortized restricted stock compensation	—	**(913)**
Accumulated other comprehensive income	—	**96**
Less treasury stock, at cost	(1,119)	**(5,367)**
Total stockholders' equity	134,340	**149,207**
Total liabilities and stockholders' equity	$604,143	**$584,853**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share data)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/ Unamortized Restricted Stock Compensation	Treasury Stock/ Foreign Currency Translation Adjustment	Total Stockholders' Equity	Comprehensive Income
Balance, January 30, 1999	10,403,353	$104	$77,057	$27,439	$ —	$(4,789)	$ 99,811	
Net income (loss)	—	—	—	4,063	—	—	4,063	$ 4,063
Foreign currency translation adjustment	—	—	—	—	—	4,789	4,789	4,789
Comprehensive income								$ 8,852
Exercise of stock options	13,000	—	137	—	—	—	137	
Balance, January 29, 2000	10,416,353	104	77,194	31,502	—	—	108,800	
Net income (loss)	—	—	—	26,521	—	—	26,521	$26,521
Comprehensive income								$26,521
Exercise of stock options	12,633	—	138	—	—	—	138	
Purchase of treasury stock	(92,000)	—	—	—	—	(1,119)	(1,119)	
Balance, February 3, 2001	10,336,986	104	77,332	58,023	—	(1,119)	134,340	
Net income (loss)	—	—	—	18,535	—	—	18,535	$18,535
Fair value of gold forward contracts at February 4, 2001	—	—	—	—	24	—	24	24
Change in fair value of gold forward contracts	—	—	—	—	72	—	72	72
Comprehensive income								$18,631
Exercise of stock options	16,967	—	178	—	—	—	178	
Issuance of restricted stock	100,000	1	1,218	—	(913)	—	306	
Purchase of treasury stock	(507,330)	—	—	—	—	(4,248)	(4,248)	
Balance, February 2, 2002	**9,946,623**	**$105**	**$78,728**	**$76,558**	**$(817)**	**$(5,367)**	**$149,207**	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended January 29, 2000	February 3, 2001	February 2, 2002
Cash Flows from Operating Activities			
Net income (loss)	$ 4,063	$ 26,521	**$ 18,535**
Adjustments to reconcile net income (loss) to net cash provided from operating activities:			
Depreciation and amortization	16,895	17,549	**20,089**
Amortization of deferred financing costs	1,219	1,221	**1,231**
Amortization of restricted stock compensation	—	—	**306**
Loss on sale and closure of Sonab	18,672	—	**—**
Other, net	2,034	1,568	**4,366**
Changes in operating assets and liabilities, net of effects from purchase of J.B. Rudolph assets (Note 11) and disposition of Sonab assets (Note 13):			
(Increase) decrease in accounts and other receivables	(4,650)	(9,165)	**10,310**
(Increase) decrease in merchandise inventories	(2,311)	(30,892)	**22,003**
(Increase) decrease in prepaid expenses and other	223	(798)	**515**
Increase (decrease) in accounts payable and accrued liabilities	3,151	20,440	**(38,050)**
Increase (decrease) in deferred income taxes	(492)	1,416	**(96)**
Net Cash Provided from Operating Activities	38,804	27,860	**39,209**
Cash Flows from Investing Activities			
Purchases of equipment, fixtures and leasehold improvements	(14,972)	(14,120)	**(13,850)**
Deferred charges and other, net	(7,237)	(4,022)	**(4,347)**
Proceeds from sale of Sonab assets	1,155	7,592	**765**
Payment for purchase of J.B. Rudolph assets	—	(20,605)	**—**
Proceeds from sale of outlet assets	—	752	**—**
Net Cash Used in Investing Activities	(21,054)	(30,403)	**(17,432)**
Cash Flows from Financing Activities			
Proceeds from revolving credit facility	620,286	743,852	**726,915**
Principal payments on revolving credit facility	(620,286)	(743,852)	**(726,915)**
Purchase of treasury stock	—	(1,119)	**(4,248)**
Stock options exercised	137	138	**178**
Net Cash Provided from (Used in) Financing Activities	137	(981)	**(4,070)**
Effect of Exchange Rate Changes on Cash	(108)	79	**—**
Increase (Decrease) in Cash and Cash Equivalents	17,779	(3,445)	**17,707**
Cash and Cash Equivalents, Beginning of Period	17,328	35,107	**31,662**
Cash and Cash Equivalents, End of Period	$ 35,107	$ 31,662	**$ 49,369**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION OF THE COMPANY AND SIGNIFICANT TRANSACTIONS

Finlay Enterprises, Inc. (the "Company"), a Delaware corporation, conducts business through its wholly owned subsidiary, Finlay Fine Jewelry Corporation and its wholly owned subsidiaries ("Finlay Jewelry"). References to "Finlay" mean collectively, the Company and Finlay Jewelry. Finlay is a retailer of fine jewelry products and operates leased fine jewelry departments in department stores throughout the United States. All references herein to leased departments refer to departments operated pursuant to license agreements or other arrangements with host department stores.

1998 Offering and Refinancing

On April 24, 1998, the Company completed a public offering of 1,800,000 shares of its common stock, par value $.01 per share ("Common Stock"), at a price of $27.50 per share (the "1998 Offering"), of which 567,310 shares were sold by the Company. Concurrently with the 1998 Offering, the Company and Finlay Jewelry completed the public offering of $75.0 million aggregate principal amount of 9% Senior Debentures due May 1, 2008 (the "Senior Debentures") and $150.0 million aggregate principal amount of 8⅜% Senior Notes due May 1, 2008 (the "Senior Notes"), respectively. In addition, on April 24, 1998, the revolving credit agreement (the "Revolving Credit Agreement"), with General Electric Capital Corporation ("G.E. Capital") and the other lenders named therein, was amended to increase the line of credit thereunder to $275.0 million and to make certain other changes.

On May 26, 1998, the net proceeds to the Company from the 1998 Offering, the sale of the Senior Debentures, together with other available funds, were used to redeem the Company's then outstanding 12% Senior Discount Debentures due 2003. Also, on May 26, 1998, Finlay Jewelry used the net proceeds from the sale of the Senior Notes to redeem Finlay Jewelry's then outstanding 10⅝% Senior Notes due 2003.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting and presentation. The accompanying Consolidated Financial Statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles, which, for certain financial statement accounts, requires the use of management's estimates. Actual results may differ from these estimates.

Fiscal year. The Company's fiscal year ends on the Saturday closest to January 31. References to 1999, 2000, 2001 and 2002 relate to the fiscal years ended on January 29, 2000, February 3, 2001, February 2, 2002 and February 1, 2003. Each of the fiscal years includes 52 weeks except 2000, which includes 53 weeks.

Reclassification. Certain prior period amounts have been reclassified to conform with current year presentation.

Merchandise inventories. Consolidated inventories are stated at the lower of cost or market determined by the last-in, first-out ("LIFO") method. The cost to Finlay of gold merchandise sold on consignment, which typically varies with the price of gold, is not fixed until the merchandise is sold. Finlay at times enters into futures contracts, such as options or forwards, based upon the anticipated sales of gold product in order to hedge against the risk of gold price fluctuations. Changes in the market value of futures contracts are accounted for as an addition to or reduction from the inventory cost. For the years ended January 29, 2000, February 3, 2001 and February 2, 2002, the gain/loss on open futures contracts was not material. At both February 3, 2001 and February 2, 2002, the Company had several open positions in futures contracts for gold totaling 46,300 fine troy ounces and 17,500 fine troy ounces, respectively, valued at $12.6 million and $4.8 million, respectively. The fair value of gold under such contracts was $4.9 million at February 2, 2002.

On February 4, 2001, the Company adopted Statement of Financial Accounting Standards, ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires that all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value. The Company has designated its existing derivative instruments, consisting of gold forward contracts, as cash flow hedges. For derivative instruments designated as cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive income, a separate component of stockholders' equity, and is reclassified into earnings when the offsetting effects of the hedged transaction affects earnings. Upon adoption, the fair value of the gold forward contracts resulted in the recognition of an asset of $40,800. At February 2, 2002, the fair value of the gold forward contracts resulted in the recognition of an asset of $160,500. The amount recorded in accumulated other comprehensive income of $96,000, net of tax, is expected to be reclassified into earnings during 2002.

The Company has documented all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company believes that the designated hedges will be highly effective and that the related hedge accounting will not have a material impact on the Company's results of operations.

Depreciation and amortization. Depreciation and amortization, except where otherwise indicated, are computed by the straight-line method over the estimated useful lives of the fixed assets ranging from three to thirty-nine years.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Finlay Jewelry. All significant intercompany transactions have been eliminated in consolidation.

Software development costs. Software development costs have been accounted for in accordance with Statement of Position (the "SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which the Company adopted in 1999. The SOP states that software development costs that are incurred in the preliminary project stage are expensed as incurred. Once the specified criteria of the SOP have been met, internal and external direct costs incurred in developing or obtaining computer software as well as related interest costs are capitalized. Training and data conversion costs are expensed as incurred. In addition, costs incurred for the routine operation and maintenance of management information systems and software are expensed as incurred.

Included in Deferred charges and other assets in the accompanying Consolidated Balance Sheets at February 3, 2001 and February 2, 2002, are gross capitalized software costs of $19,894,000 and $24,254,000, respectively, and accumulated amortization of $3,367,000 and $6,564,000, respectively. In 2000, the Company capitalized $380,000 of internal direct costs and $400,000 of interest in connection with the implementation of certain software projects.

Intangible assets arising from acquisition. The excess purchase price paid over the fair market value of net assets acquired ("Goodwill") was recorded in accordance with Accounting Principles Board ("APB") Opinion No. 16—"Accounting for Business Combinations" and is being amortized on a straight-line basis. The Goodwill related to the Company's 1988 reorganization, the Diamond Park Acquisition (as defined in Note 15) and the J.B. Rudolph Acquisition (as defined in Note 11) is being amortized over 40 years, 20 years and 10 years, respectively. The Company continually evaluates the carrying value and the economic useful life of Goodwill based on the Company's operating results and the expected future net cash flows and will adjust the carrying value and the related amortization periods, if and when appropriate. Amortization of Goodwill for 1999, 2000 and 2001 totaled $3,726,000, $3,711,000 and $3,753,000, respectively. Accumulated amortization of Goodwill at February 3, 2001 and February 2, 2002 totaled $38,250,000 and $42,003,000, respectively.

The Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets" in July 2001, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. The accounting standard requires that goodwill no longer be amortized over its estimated useful life but tested for impairment on an annual basis. The completion of a transitional impairment test is required within six months of adoption. Upon adoption of this statement, the impairment, if any, is treated as a cumulative effect of a change in accounting principle. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. As a result of adopting SFAS No. 142, the Company will no longer amortize goodwill, which totals approximately $3,700,000 annually. The Company is currently evaluating whether goodwill is impaired under SFAS No. 142.

Foreign currency translation. For 1999, results of operations for Finlay Jewelry's foreign subsidiary were translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities were translated using current rates in accordance with SFAS No. 52, "Foreign Currency Translation". The resulting translation adjustments were recorded directly into a separate component of Stockholders' equity, the balance of which was written off in conjunction with the 1999 sale and closure of Sonab (refer to Note 13).

Net income (loss) per share. Net income (loss) per share has been computed in accordance with SFAS No. 128, "Earnings Per Share". Basic and diluted net income (loss) per share were calculated using the weighted average number of shares outstanding during each period, with options to purchase Common Stock included in diluted net income (loss) per share, using the treasury stock method, to the extent that such options were dilutive. Due to the antidilutive impact on net income (loss) per share, 651,923, 884,400 and 1,159,569 options were not included in the weighted average shares outstanding for 1999, 2000 and 2001, respectively. The following is an analysis of the differences between basic and diluted net income (loss) per share:

	January 29, 2000		February 3, 2001		**February 2, 2002**	
	Number of Shares	Per Share	Number of Shares	Per Share	**Number of Shares**	**Per Share**
Weighted average shares outstanding	10,412,999	$0.39	10,421,380	$ 2.54	**10,180,441**	**$ 1.82**
Dilutive stock options	90,925	—	86,247	(0.02)	**120,589**	**(0.02)**
Weighted average shares and share equivalents	10,503,924	$0.39	10,507,627	$ 2.52	**10,301,030**	**$ 1.80**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For each of 1999, 2000 and 2001, there were no adjustments to Net income (loss) applicable to common shares used to calculate basic and diluted net income (loss) per share.

Comprehensive income. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which requires disclosure of comprehensive income in a financial statement. Comprehensive income is defined as the total of net income and all other non-owner changes in equity, which are recorded directly to stockholders' equity and, therefore, bypass net income. The Company has chosen to disclose comprehensive income, which encompasses net income and, in 1999, the foreign currency translation adjustment, in the accompanying Consolidated Statements of Changes in Stockholders' Equity. In 2000, there were no such adjustments and therefore, comprehensive income was the same as the Company's net income. In 2001, the only non-owner change in equity related to the change in fair value of the Company's outstanding gold forward contracts.

Debt issuance costs. Debt issuance costs are amortized over the term of the related debt agreements using the straight-line method, which approximates that of the effective interest method. Net debt issuance costs totaled $5,303,000 at February 3, 2001 and $4,072,000 at February 2, 2002. The debt issuance costs are reflected as a component of Deferred charges and other assets in the accompanying Consolidated Balance Sheets. Amortization of debt issuance costs for 1999, 2000 and 2001 totaled $1,219,000, $1,221,000 and $1,231,000, respectively, and have been recorded as a component of Interest expense, net in the accompanying Consolidated Statements of Operations.

Revenue recognition. The Company recognizes revenue upon the sale of merchandise, either owned or consigned, to its customers, net of anticipated returns.

Cost of sales. Cost of sales includes the cost of merchandise sold, repair expense, shipping, shrinkage and inventory losses. Buying and occupancy costs such as lease fees are not included in Cost of sales and are reflected in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations.

Advertising costs. All costs associated with advertising are expensed in the month that the advertising takes place. For 1999, 2000 and 2001, gross advertising expenses, before vendor support, were $55,053,000, $59,434,000 and $53,029,000, respectively, and are included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations.

Statements of cash flows. The Company considers cash on hand, deposits in banks and deposits in money market funds as cash and cash equivalents. Interest paid during 1999, 2000 and 2001 was $28,101,000, $28,887,000 and $25,692,000, respectively. Income taxes paid in 1999, 2000 and 2001 totaled $3,368,000, $4,668,000 and $14,698,000, respectively.

Fair value of financial instruments. Cash, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reflected in the consolidated financial statements at fair value due to the short-term maturity of these instruments. Marketable securities are recorded in the consolidated financial statements at current market value, which approximates cost. The fair value of the Company's debt and off-balance sheet financial instruments are disclosed in Note 4 and in Merchandise Inventories above.

Stock-based compensation. Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share are disclosed, in Note 5, as if the fair value method had been applied. Deferred compensation is amortized using the straight-line method over the vesting period.

Accounting for the impairment of long-lived assets. SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", requires long-lived assets as well as identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Based upon this analysis, the Company has not recorded any impairment charges since the adoption of this Statement.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121 for financial statements issued for fiscal years beginning after December 15, 2001. This extends the reporting requirements to include reporting separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The Company has adopted SFAS No. 144 in 2002 and does not anticipate that such adoption will have a significant effect on the Company's results of operations or financial position.

Seasonality. A significant portion of Finlay's revenues are generated in the fourth quarter due to the seasonality of the retail industry. As such, results for interim periods are not indicative of annual results. Refer to Note 10 for unaudited quarterly financial data.

NOTE 3—MERCHANDISE INVENTORIES

Merchandise inventories consisted of the following:

(In thousands)	February 3, 2001	**February 2, 2002**
Jewelry goods—rings, watches and other fine jewelry (*specific identification basis*)	$330,447	**$314,473**
Less: excess of specific identification cost over LIFO inventory value	6,182	**9,965**
	$324,265	**$304,508**

The LIFO method had the effect of increasing Income before income taxes in 1999 by $1,131,000 and decreasing income before income taxes in 2000 and 2001 by $1,801,000 and $3,783,000, respectively. Finlay determines its LIFO inventory value by utilizing selected producer price indices published for jewelry and watches by the Bureau of Labor Statistics. Due to the application of APB Opinion No. 16, inventory valued at LIFO for income tax reporting purposes is approximately $22,800,000 lower than that for financial reporting purposes at February 2, 2002.

Approximately $381,724,000 and $359,729,000 at February 3, 2001 and February 2, 2002, respectively, of merchandise received on consignment has been excluded from Merchandise inventories and Accounts payable—trade in the accompanying Consolidated Balance Sheets.

Finlay Jewelry is party to an amended and restated gold consignment agreement (the "Gold Consignment Agreement"), which expires on June 30, 2002. Finlay Jewelry is currently in the process of amending and extending the Gold Consignment Agreement. The Gold Consignment Agreement enables Finlay Jewelry to receive merchandise by providing gold, or otherwise making payment, to certain vendors who currently supply Finlay with merchandise on consignment. While the merchandise involved remains consigned, title to the gold content of the merchandise transfers from the vendors to the gold consignor.

Although the gold consignor has increased the limit to the lesser of (i) 160,000 fine troy ounces or (ii) $45.0 million worth of gold, subject to a formula as prescribed by the Gold Consignment Agreement, Finlay Jewelry is currently limited by the Senior Indentures (as defined in Note 4) to $37.0 million worth of gold. Finlay intends to obtain approval for the increase from the holders of the Senior Notes and Senior Debentures. At February 3, 2001 and February 2, 2002, amounts outstanding under the Gold Consignment Agreement totaled 118,597 and 127,519 fine troy ounces, respectively, valued at approximately $31.4 million and $36.0 million, respectively. The purchase price per ounce is based on the daily Second London Gold Fixing. For financial statement purposes, the consigned gold is not included in Merchandise inventories on the Company's Consolidated Balance Sheets and, therefore, no related liability has been recorded.

Under the Gold Consignment Agreement, Finlay is required to pay a daily consignment fee on the dollar equivalent of the fine gold value of the ounces of gold consigned thereunder. The daily consignment fee is based on a floating rate which, as of February 3, 2001 and February 2, 2002, was approximately 2.8% and 3.0%, respectively, per annum. In addition, Finlay is required to pay a fee of 0.5% if the amount of gold consigned has a value equal to or less than $12.0 million. Included in interest expense for the year ended February 3, 2001 and February 2, 2002 are consignment fees of $979,000 and $1,228,000, respectively.

In conjunction with the Gold Consignment Agreement, Finlay Jewelry granted the gold consignor a first priority perfected lien on, and a security interest in, specified gold jewelry of participating vendors approved under the Gold Consignment Agreement and a lien on proceeds and products of such jewelry subject to the terms of an intercreditor agreement between the gold consignor and G.E. Capital.

The Gold Consignment Agreement requires Finlay Jewelry to comply with certain covenants, including restrictions on the incurrence of certain indebtedness, the incurrence or creation of liens, engaging in certain transactions with affiliates and related parties and limitations on the payment of dividends. In addition, the Gold Consignment Agreement also contains various financial covenants, including fixed charge coverage ratio requirements and certain maximum debt limitations. Finlay Jewelry was in compliance with all of its covenants as of and for the year ended February 2, 2002.

NOTE 4—SHORT AND LONG-TERM DEBT

The Company and Finlay Jewelry are parties to the Revolving Credit Agreement with G.E. Capital and the other lenders thereto which provides Finlay with a senior secured revolving line of credit of up to $275.0 million (the "Revolving Credit Facility"), inclusive of a $50.0 million acquisition facility. The Revolving Credit Facility provides Finlay with a facility maturing in March 2003, for borrowings based on an advance rate of (i) up to 85% of eligible accounts receivable and (ii) up to 60% of eligible owned inventory after taking into account such reserves or offsets as G.E. Capital may deem appropriate (the "Borrowing Base"). Eligibility criteria are established by G.E. Capital, which retains the right to adjust the Borrowing Base in its reasonable judgement by revising standards of eligibility, establishing reserves and/or increasing or decreasing from time to time the advance rates (except that any increase in the borrowing base rate percentage shall require the consent of the other lenders). Finlay

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Jewelry is permitted to use up to $30 million of the Revolving Credit Agreement for the issuance or guarantee of letters of credit issued for the account of Finlay Jewelry. The outstanding revolving credit balance and letter of credit balance under the Revolving Credit Agreement are required to be reduced each year to $50 million or less and $20 million or less, respectively, for a 30 consecutive day period (the "Balance Reduction Requirement"). Funds available under the Revolving Credit Agreement are utilized to finance working capital needs.

Amounts outstanding under the Revolving Credit Agreement bear interest at a rate equal to, at Finlay's option, (i) the Index Rate (as defined) plus a margin ranging from zero to 1.0% or (ii) adjusted LIBOR plus a margin ranging from 1.0% to 2.0%, in each case depending on the financial performance of the Company. "Index Rate" is defined as the higher of (i) the rate publicly quoted from time to time by The Wall Street Journal as the "base rate on corporate loans at large U.S. money center commercial banks" and (ii) the Federal Funds Rate plus 50 basis points per annum. A letter of credit fee of 1.5% per annum of the face amount of letters of credit guaranteed under the Revolving Credit Agreement is payable monthly in arrears. An unused facility fee on the average unused daily balance of the Revolving Credit Facility is payable monthly in arrears equal to 0.375% per annum up to $225.0 million and 0.25% per annum up to $275.0 million. Upon the occurrence (and during the continuance) of an event of default under the Revolving Credit Agreement, interest would accrue at a rate which is 2% in excess of the rate otherwise applicable, and would be payable upon demand.

The Revolving Credit Agreement is secured by a first priority perfected security interest in all of Finlay Jewelry's (and any subsidiary's) present and future tangible and intangible assets, excluding any of the Company's lease agreements which are not assignable without the lessor's consent.

The Revolving Credit Agreement contains customary covenants, including limitations on or relating to capital expenditures, liens, indebtedness, investments, mergers, acquisitions, affiliate transactions, management compensation and the payment of dividends and other restricted payments. In addition, the lenders have the right to approve certain private sales of Common Stock. The Revolving Credit Agreement also contains various financial covenants, including minimum earnings and fixed charge coverage ratio requirements and certain maximum debt limitations. During 2001, in anticipation of not meeting one of the financial covenants under the Revolving Credit Agreement, the covenant was amended. Finlay was in compliance with all of its covenants as of and for the year ended February 2, 2002.

There were no amounts outstanding at February 3, 2001 or February 2, 2002 under the Revolving Credit Agreement. The maximum amounts outstanding under the Revolving Credit Agreement during 1999, 2000 and 2001 were $158,200,000, $155,559,000 and $125,231,000, respectively. The average amounts outstanding for the same periods were $104,200,000, $96,612,000 and $80,753,000, respectively. The weighted average interest rates were 7.4%, 8.6% and 5.5% for 1999, 2000 and 2001, respectively.

At February 3, 2001 and February 2, 2002, Finlay had letters of credit outstanding totaling $4.3 million in each year, which guarantee various trade activities. The contract amount of the letters of credit approximate their fair value.

Long-term debt consisted of the following:

(In thousands)	February 3, 2001	**February 2, 2002**
Senior Notes[a]	$150,000	**$150,000**
Senior Debentures[b]	75,000	**75,000**
	$225,000	**$225,000**

(a) On April 24, 1998, Finlay Jewelry issued 8⅜% Senior Notes due May 1, 2008 with an aggregate principal amount of $150,000,000. Interest on the Senior Notes is payable semi-annually on May 1 and November 1 of each year, and commenced on November 1, 1998. Except in the case of certain equity offerings, the Senior Notes are not redeemable prior to May 1, 2003. Thereafter, the Senior Notes will be redeemable, in whole or in part, at the option of Finlay, at specified redemption prices plus accrued and unpaid interest, if any, to the date of the redemption. In the event of a Change of Control (as defined in the indenture relating to the Senior Notes (the "Senior Note Indenture")), each holder of the Senior Notes will have the right to require Finlay Jewelry to repurchase its Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the repurchase date. The Senior Notes rank senior in right of payment to all subordinated indebtedness of Finlay Jewelry and pari passu in right of payment with all unsubordinated indebtedness of Finlay Jewelry. However, because the Revolving Credit Agreement is secured by a pledge of substantially all the assets of Finlay Jewelry, the Senior Notes are effectively subordinated to the borrowings under the Revolving Credit Agreement. The Senior Note Indenture contains restrictions relating to, among other things, the payment of dividends, the issuance of disqualified stock, the making of certain investments or other restricted payments, the incurrence of additional indebtedness, the creation of certain liens, entering into certain transactions with affiliates, the disposition of certain assets and engaging in mergers and consolidations.

The fair value of the Senior Notes at February 2, 2002, determined based on market quotes, was approximately $136,500,000.

(b) On April 24, 1998, the Company issued 9% Senior Debentures due May 1, 2008 with an aggregate principal amount of $75,000,000. Interest on the Senior Debentures is payable semi-annually on May 1 and November 1 of each year, and commenced on November 1, 1998. Except in the case of certain equity offerings, the Senior Debentures are not redeemable prior to May 1, 2003. Thereafter, the Senior Debentures will be redeemable, in whole or in part, at the option of Finlay, at specified redemption prices plus accrued and unpaid interest, if any, to the date of the redemption. In the event of a Change of Control (as defined in the indenture relating to the Senior Debentures (the "Senior Debenture Indenture" and collectively, with the Senior Note Indenture, the "Senior Indentures")), each holder of the Senior Debentures will have the right to require the Company to repurchase its Senior Debentures at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the repurchase date.

The Senior Debentures rank pari passu in right of payment with all unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Senior Debentures are secured by a first priority lien on and security interest in all of the issued and outstanding stock of Finlay Jewelry. However, the operations of the Company are conducted through Finlay Jewelry and, therefore, the Company is dependent upon the cash flow of Finlay Jewelry to meet its obligations, including its obligations under the Senior Debentures. As a result, the Senior Debentures are effectively subordinated to all indebtedness and all other obligations of Finlay Jewelry. The Senior Debenture Indenture contains restrictions relating to, among other things, the payment of dividends, the issuance of disqualified stock, the making of certain investments or other restricted payments, the incurrence of additional indebtedness, the creation of certain liens, entering into certain transactions with affiliates, the disposition of certain assets and engaging in mergers and consolidations.

The fair value of the Senior Debentures, determined based on market quotes, was approximately $65,723,000 at February 2, 2002.

Finlay was in compliance with all of the provisions of the Senior Indentures as of and for the year ended February 2, 2002.

The aggregate amounts of long-term debt payable in each of the five years in the period ending February 2, 2007 and thereafter are as follows:

(In thousands)	
2002	$ —
2003	—
2004	—
2005	—
2006	—
Thereafter	225,000
	$225,000

Interest expense for 1999, 2000 and 2001 was $29,623,000, $30,185,000 and $27,045,000, respectively. Interest income for the same periods was $118,000, $128,000 and $108,000, respectively.

NOTE 5—STOCKHOLDERS' EQUITY

The Company's Long Term Incentive Plan (the "1993 Plan") permits the Company to grant to key employees of the Company and its subsidiaries, consultants and certain other persons, and directors of the Company (other than members of the Compensation Committee of the Company's Board of Directors), the following: (i) stock options; (ii) stock appreciation rights in tandem with stock options; (iii) limited stock appreciation rights in tandem with stock options; (iv) restricted or nonrestricted stock awards subject to such terms and conditions as the Compensation Committee shall determine; (v) performance units which are based upon attainment of performance goals during a period of not less than two nor more than five years and which may be settled in cash or in Common Stock at the discretion of the Compensation Committee; or (vi) any combination of the foregoing. Under the 1993 Plan, the Company may grant stock options which are either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-incentive stock options. As of February 2, 2002, an aggregate of 732,596 shares of the Company's Common Stock has been reserved for issuance pursuant to the 1993 Plan, of which a total of 521,253 shares are subject to options granted to certain senior management, key employees and a director. The exercise prices of such options range from $7.23 per share to $16.50 per share.

On March 6, 1997, the Board of Directors of the Company adopted the 1997 Long Term Incentive Plan (the "1997 Plan"), which was approved by the Company's stockholders in June 1997. The 1997 Plan, which is similar to the 1993 Plan, is intended as a successor to the 1993 Plan and provides for the grant of the same types of awards as are currently available under the 1993 Plan. Of the 1,850,000 shares of the Company's Common Stock that have been reserved for issuance pursuant to the 1997 Plan, a total of 1,128,782 shares, as of February 2, 2002, are subject to options granted to certain senior management, key employees and directors. The exercise prices of such options range from $7.05 per share to $24.313 per share.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company elected to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the stock options, net income and net income per share (for both basic and diluted) would have been reduced by $773,000 or $0.07 per share in 1999, $2.0 million or $0.20 per share in 2000 and $716,000 or $0.07 per share in 2001. This pro forma impact only reflects options granted since the beginning of 1995 and therefore the resulting compensation cost may not be representative of that to be expected in future years.

The fair value of options granted in 1999, 2000 and 2001 was estimated using the Black-Scholes option-pricing model based on the weighted average market price at the grant date of $11.80 in 1999, $12.75 in 2000 and $7.48 in 2001 and the following weighted average assumptions: risk free interest rate of 6.03%, 6.80% and 4.62% for 1999, 2000 and 2001, respectively, expected life of seven years for each of 1999, 2000 and 2001 and volatility of 48.57% for 1999, 49.48% for 2000 and 51.13% for 2001. The weighted average fair value of options granted in 1999, 2000 and 2001 was $4.54, $5.22 and $2.57, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following summarizes the transactions pursuant to the Company's 1993 Plan and 1997 Plan for 1999, 2000 and 2001:

	1999		2000		**2001**	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at beginning of year	1,117,833	$10.27	1,138,400	$ 9.79	**1,361,036**	**$12.10**
Granted	71,000	11.80	272,100	12.75	**324,000**	**7.48**
Exercised	(11,000)	7.23	(10,633)	7.94	**(14,967)**	**8.13**
Forfeited	(39,433)	14.14	(38,831)	13.73	**(20,034)**	**9.84**
Outstanding at end of year	1,138,400	9.79	1,361,036	12.10	**1,650,035**	**11.26**
Exercisable at end of year	436,801	$10.88	880,282	$11.89	**973,421**	**$12.22**

The options outstanding at February 2, 2002 have exercise prices between $7.05 and $24.313, with a weighted average exercise price of $11.26 and a weighted average remaining contractual life of 5.99 years. Options generally vest in five years and expire in ten years from their dates of grant.

On December 1, 2000, the Company announced that its Board of Directors had approved a stock repurchase program to acquire up to $20 million of outstanding Common Stock. The Company may, at the discretion of management, purchase its Common Stock, from time to time, through September 30, 2002. The extent and timing of repurchases will depend upon general business and market conditions, stock prices, availability under the Revolving Credit Facility, compliance with certain restrictive covenants and Senior Debenture Indenture and its cash position and requirements going forward. The repurchase program may be modified, extended or terminated by the Board of Directors at any time. During 2000, the Company repurchased 92,000 shares for $1,119,000. During 2001, the Company repurchased an additional 507,330 shares for $4,248,000. In April 2002, as part of the Company's stock repurchase program, the Company repurchased 526,562 shares for $5,792,000 from a partnership, the managing partner of the general partner of which is also a director of Finlay.

On February 4, 2001, an executive officer of the Company was issued 100,000 shares of Common Stock, subject to restrictions ("Restricted Stock"), pursuant to a restricted stock agreement. The Restricted Stock becomes fully vested after four years of continuous employment by the Company and is accounted for as a component of stockholders' equity. Compensation expense of approximately $1.2 million is being amortized over four years and totaled $306,000 for 2001.

NOTE 6—LEASE AGREEMENTS

Finlay conducts substantially all of its operations as leased departments in department stores. All of these leases, as well as rentals for office space and equipment, are accounted for as operating leases. A substantial number of such operating leases expire on various dates through 2008.

Substantially all of the department store leases provide that the title to certain fixed assets of Finlay transfers upon termination of the leases, and that Finlay will receive the undepreciated value of such fixed assets from the host store in the event such transfers occur. The values of such fixed assets are recorded at the inception of the lease arrangement and are reflected in the accompanying Consolidated Balance Sheets.

In several cases, Finlay is subject to limitations under its lease agreements with host department stores which prohibit Finlay from operating departments for other store groups within a certain geographical radius of the host store.

The store leases provide for the payment of fees based on sales, plus, in some instances, installment payments for fixed assets. Contingent fees, as represented in the table below, are not guaranteed by the lease agreements with host department stores. Lease expense, included in Selling, general and administrative expenses, is as follows (in thousands):

	Year Ended		
	January 29, 2000	February 3, 2001	**February 2, 2002**
Minimum fees	$ 22,264	$ 15,851	**$ 10,151**
Contingent fees	126,518	149,245	**147,633**
Total	$148,782	$165,096	**$157,784**

Future minimum payments under noncancellable operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows as of February 2, 2002:

(In thousands)	
2002	$ 3,263
2003	3,188
2004	3,293
2005	3,183
2006	3,224
Thereafter	3,195
Total minimum payments required	$19,346

NOTE 7—PENSION PLAN

Finlay maintains a defined contribution profit-sharing plan to provide retirement benefits for all personnel. This plan provides for company matching contributions of $.25 for each $1.00 of employee contribution, up to 5% of the employee's salary, as limited by the Code. Additionally, Finlay contributes 2% of the employees' earnings annually, as limited by the Code. Vesting in Finlay's contributions begins upon completion of three years of employment and accrues at the rate of 20% per year. Effective January 1, 2002, the Company's matching contribution will begin vesting upon completion of two years of employment and will accrue at the rate of 20% per year. The cost of the defined contribution plan maintained by Finlay totaled $2,074,000, $1,989,000 and $1,856,000 for 1999, 2000, and 2001, respectively.

NOTE 8—INCOME TAXES

For income tax reporting purposes, the Company has an October 31 year end. The Company files a consolidated Federal income tax return with its wholly owned subsidiary, Finlay Jewelry and its wholly owned subsidiaries.

Deferred income taxes at year end reflect the impact of temporary differences between amounts of assets and liabilities for financial and tax reporting purposes.

Deferred tax assets and liabilities at year end are as follows:

(In thousands)	February 3, 2001	**February 2, 2002**
Deferred Tax Assets		
Uniform inventory capitalization	$ 3,990	**$ 4,024**
Expense not currently deductible	1,560	**1,731**
AMT credit	566	**566**
	6,116	**6,321**
Valuation allowance	100	**100**
Total current	6,016	**6,221**
Deferred financing costs—non-current	346	**278**
Total non-current	346	**278**
Total deferred tax assets	6,362	**6,499**
Deferred Tax Liabilities		
LIFO inventory valuation	9,113	**9,222**
Total current	9,113	**9,222**
Depreciation	11,846	**13,538**
Total non-current	11,846	**13,538**
Total deferred tax liabilities	20,959	**22,760**
Net deferred income tax liabilities	$14,597	**$16,261**
Net current deferred income tax liabilities	$ 3,097	**$ 3,001**
Net non-current deferred income tax liabilities	11,500	**13,260**
Net deferred income tax liabilities	$14,597	**$16,261**

The components of income tax expense are as follows (in thousands):

	Year Ended		
	January 29, 2000	February 3, 2001	**February 2, 2002**
Current domestic taxes	$4,186	$17,193	**$12,071**
Current foreign taxes	(410)	—	**—**
Deferred taxes	1,113	2,515	**1,664**
Income tax expense	$4,889	$19,708	**$13,735**

A reconciliation of the income tax provision computed by applying the Federal statutory rate to Income (loss) before income taxes to the Provision for income taxes on the accompanying Consolidated Statements of Operations is as follows (in thousands):

	Year Ended		
	January 29, 2000	February 3, 2001	**February 2, 2002**
Federal Statutory provision	$3,133	$16,180	**$11,295**
Foreign taxes	(410)	—	**—**
State tax, net of Federal benefit	595	2,329	**1,234**
Non-deductible amortization	1,037	1,037	**1,037**
Loss (benefit) of foreign tax credit	410	—	**—**
Other	124	162	**169**
Provision for income taxes	$4,889	$19,708	**$13,735**

Section 382 of the Code restricts utilization of net operating loss ("NOL") carryforwards after an ownership change exceeding 50%. As a result of certain recapitalization transactions in 1993, a change in ownership of the Company exceeding 50% occurred within the meaning of Section 382 of the Code (a "Change of Control"). Similar restrictions will apply to other carryforwards. Consequently, there is a material limitation on the annual utilization of the Company's NOL and other carryforwards which requires a deferral or loss of the utilization of such carryforwards. At October 31, 2001, the Company has a NOL carryforward for tax purposes of approximately $3,500,000 which is subject to an annual limit of approximately $2,000,000 per year, which expires in 2005. At October 31, 2001, the Company also had Alternative Minimum Tax Credit ("AMT") carryovers of $566,000 which may be used indefinitely to reduce Federal income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

SFAS No. 109 "Accounting for Income Taxes", requires that the tax benefit of such NOLs and tax credits be recorded as an asset to the extent that management assesses the utilization to be "more likely than not". As the accompanying Consolidated Financial Statements include profits earned after the tax year end at October 31 (the profit of the year-end holiday season), for financial reporting purposes only, the NOL carryforward has been absorbed in full and no NOL carryforward exists as of February 2, 2002. Management determined at February 2, 2002, that based upon the Company's history of operating earnings and its expectations for the future, no change to the valuation allowance is warranted.

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company, from time to time, is involved in litigation concerning its business affairs. Management believes that the resolution of all pending litigation will not have a material adverse effect on the consolidated financial statements.

The Company has an employment agreement with one senior executive which provides for a minimum salary level as well as incentive compensation based on meeting specific financial goals. Such agreement has a remaining term of three years and has a remaining aggregate minimum value of $2,910,000 as of February 2, 2002.

The Revolving Credit Agreement, the Gold Consignment Agreement and the Senior Note Indenture currently restrict annual distributions from Finlay Jewelry to the Company to 0.25% of Finlay Jewelry's net sales for the preceding fiscal year and also allow distributions to the Company to enable it to make interest payments on the Senior Debentures. During 1999, dividends of $8,908,000 were declared and $7,159,000 was distributed to the Company. During 2000, dividends of $9,032,000 were declared and $7,640,000 was distributed to the Company. During 2001, dividends of $9,250,000 were declared and $7,231,000 was distributed to the Company.

The Company's concentration of credit risk consists principally of accounts receivable. Over the past three years, approximately 69% of Finlay's domestic sales were from operations in the May Department Stores Company ("May") and departments operated in store groups owned by Federated Department Stores ("Federated"), of which approximately 47% and 22% represented Finlay's sales in May and Federated, respectively. The Company believes that the risk associated with these receivables, other than those from department store groups indicated above, would not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the quarterly financial data for 2000 and 2001 (dollars in thousands, except per share data):

	Year Ended February 3, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$178,614	$211,229	$189,728	$420,549
Gross margin	91,278	106,179	96,495	209,877
Net income (loss)	(1,772)	1,072	(1,859)	29,080
Net income (loss) per share applicable to common shares[(a)]:				
Basic net income (loss) per share	(0.17)	0.10	(0.18)	2.79
Diluted net income (loss) per share	(0.17)	0.10	(0.18)	2.77

	Year Ended February 2, 2002			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Sales	**$193,249**	**$196,167**	**$175,292**	**$388,081**
Gross margin	**98,368**	**97,687**	**87,612**	**189,867**
Net income (loss)	**(1,719)**	**(1,061)**	**(3,278)**	**24,593**
Net income (loss) per share applicable to common shares[(a)]:				
Basic net income (loss) per share	**(0.17)**	**(0.10)**	**(0.32)**	**2.47**
Diluted net income (loss) per share	**(0.17)**	**(0.10)**	**(0.32)**	**2.44**

(a) Net income (loss) per share for each quarter is computed as if each quarter were a discrete period. As such, the total of the four quarters net income (loss) per share does not necessarily equal the net income (loss) per share for the year.

NOTE 11—JAY B. RUDOLPH, INC. ACQUISITION

On April 3, 2000, Finlay completed the acquisition of certain assets of Jay B. Rudolph, Inc. ("J.B. Rudolph") for $20.6 million, consisting primarily of inventory of approximately $16.3 million and fixed assets of approximately $4.0 million. By acquiring J.B. Rudolph (the "J.B. Rudolph Acquisition"), Finlay added 57 departments and also added new host store relationships with Bloomingdale's and Dayton's and Hudson's (both now operating as Marshall Field's). Finlay financed the acquisition of J.B. Rudolph with borrowings under the Revolving Credit Agreement. The J.B. Rudolph Acquisition was accounted for as a purchase, and, accordingly, the operating results of the former J.B. Rudolph departments have been included in the Company's consolidated financial statements since the date of acquisition. The Company recorded goodwill of $1.7 million.

The following summarized, unaudited pro forma combined results of operations for the year ended February 3, 2001 has been prepared assuming the J.B. Rudolph Acquisition occurred at the beginning of 2000. The pro forma information is provided for informational purposes only. It is based on historical information, as well as certain assumptions and estimates, and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined company (dollars in thousands, except per share data):

(Unaudited)	Year Ended February 3, 2001
Sales	$1,010,911
Net income (loss)	27,009
Net income (loss) per share:	
Basic net income (loss) per share	$ 2.59
Diluted net income (loss) per share	$ 2.57

NOTE 12—STORE GROUP CLOSINGS

On February 8, 2001, Federated announced its plans to close its Stern's division of which Finlay operated 23 departments. During March 2001, Finlay closed two departments and the remaining 21 Stern's departments were closed during the second quarter of 2001. Finlay's 2001 sales were reduced by approximately $16.0 million as a result of these closings. In 2001, Finlay recorded a charge of approximately $1.0 million related to the write-off of fixed assets and employee severance.

During 2001, Federated acquired the Liberty House department store chain. Finlay operated in all twelve of the Liberty House department stores through mid-November 2001. Finlay's 2001 sales were reduced by approximately $5.0 million as a result of these closings. In 2001, Finlay recorded a charge of approximately $150,000 related to the write-off of fixed assets and employee severance.

NOTE 13—SALE AND CLOSURE OF SONAB

During 1998, Société Nouvelle d' Achat de Bijouterie—S.O.N.A.B. ("Sonab"), the Company's European leased jewelry department subsidiary, began to experience lower sales trends due to the transition from a promotional pricing strategy to an everyday low price strategy. This change was made as a result of Sonab reassessing its pricing policy following certain local French court decisions. The adverse impact of such change continued through 1999. As a result of the foregoing, on January 3, 2000, Sonab sold the majority of its assets for approximately $9.9 million. After the sale, the buyer operated more than 80 locations previously included in Sonab's 130-location base in France. The remaining departments were closed.

The Company recorded a pre-tax charge in the fourth quarter of 1999 of $28.6 million, or $1.62 per share on a diluted basis after tax, for the write-down of assets for disposition and related closure expenses. The pre-tax components of the charge, the related income tax effects and the net cash portion of the charge are as follows (dollars in millions):

Costs associated with the write-down of inventory for liquidation	$ 7.8
Costs associated with the write-off of undepreciated fixed assets	1.5
Realization of foreign exchange losses	9.2
Payroll and severance costs	5.0
Other close-down costs[a]	5.1
Sub-total	28.6
Income tax benefit	(11.6)
Net after tax	17.0
Non-cash—foreign exchange losses above	(9.2)
Net cash portion of charge	$ 7.8

(a) Including transfer of inventory, furniture removal, main office costs during close-down period, lease termination costs, litigation and professional fees.

As of February 2, 2002, the Company's exit plan has been completed with the exception of certain employee litigation and other legal matters. To date, the Company has charged a total of $26.3 million against its original estimate of $28.6 million. All of Sonab's employees, excluding those that were hired by the buyer, were involuntarily terminated, including sales associates, supervisors and corporate personnel. The Company does not believe future operating results will be materially impacted by any remaining payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14—UNAUDITED PRO FORMA DOMESTIC FINANCIAL INFORMATION

The following table presents pro forma domestic financial information for 1999, which reflects the Company's domestic operations only and excludes the operations of Sonab, as well as the impact of the sale and closure of Sonab. Refer to Note 13 for additional information. In addition, the Company's actual results for 2000 and 2001 are shown for comparative purposes.

	Year Ended		
(In thousands, except share and per share amounts) (Unaudited)	January 29, 2000 Pro Forma	February 3, 2001 Actual	**February 2, 2002 Actual**
Sales	$ 886,223	$1,000,120	**$ 952,789**
Cost of sales	434,627	496,291	**479,255**
Gross margin	451,596	503,829	**473,534**
Selling, general and administrative expenses	364,437	409,994	**394,238**
Depreciation and amortization	16,263	17,549	**20,089**
Income (loss) from operations	70,896	76,286	**59,207**
Interest expense, net	27,521	30,057	**26,937**
Income (loss) before income taxes	43,375	46,229	**32,270**
Provision (benefit) for income taxes	18,759	19,708	**13,735**
Pro forma income (loss)	$ 24,616	$ 26,521	**$ 18,535**
Pro forma income (loss) per share applicable to common shares:			
Basic net income (loss) per share	$ 2.36	$ 2.54	**$ 1.82**
Diluted net income (loss) per share	$ 2.34	$ 2.52	**$ 1.80**
Weighted average shares and share equivalents outstanding	10,503,924	10,507,627	**10,301,030**

NOTE 15—DIAMOND PARK ACQUISITION

On October 6, 1997, Finlay completed the acquisition of certain assets of the Diamond Park Fine Jewelers division of Zale Corporation ("Diamond Park"), a leading operator of leased departments, for approximately $63.0 million. By acquiring Diamond Park, Finlay added 139 departments and also added new host store relationships with Marshall Field's, Parisian and Dillard's, formerly the Mercantile Stores. Finlay financed the acquisition of Diamond Park (the "Diamond Park Acquisition") with borrowings under the Revolving Credit Agreement.

The Diamond Park Acquisition was accounted for as a purchase, and, accordingly, the operating results of the former Diamond Park departments have been included in the Company's consolidated financial statements since the date of the acquisition. The Company recorded goodwill of approximately $12.4 million.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company is traded on the Nasdaq National Market® under the symbol "FNLY". The high and low sales prices for the Common Stock during 2000 and 2001 were as follows:

	Fiscal Year Ended			
	February 3, 2001		**February 2, 2002**	
	High	Low	**High**	**Low**
First Quarter	$13.31	$ 9.63	**$14.25**	**$ 9.00**
Second Quarter	14.06	11.75	**12.92**	**10.10**
Third Quarter	14.63	9.63	**13.00**	**5.45**
Fourth Quarter	14.00	9.63	**11.11**	**6.35**

The Company has never paid cash dividends on its Common Stock and has no present intention to pay any cash dividends in the foreseeable future. Certain restrictive covenants in the Senior Indentures, the Revolving Credit Agreement and the Gold Consignment Agreement impose limitations on the payment of dividends by the Company (including Finlay Jewelry's ability to pay dividends to the Company).

During 2001, cash dividends of $7.2 million were distributed by Finlay Jewelry to the Company. The distributions are generally utilized to pay interest on the Senior Debentures and certain expenses of the Company such as legal, accounting and directors' fees.

As of April 24, 2002, there were 9,430,561 shares of Common Stock outstanding and approximately 59 record holders of the Common Stock, including holders who are nominees for an undetermined number of beneficial owners, estimated to be in excess of 500. The last reported sale price for the Common Stock on the Nasdaq National Market on April 24, 2002 was $13.05.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Stockholders and Board of Directors
of Finlay Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Finlay Enterprises, Inc. (a Delaware corporation) and subsidiaries as of February 3, 2001 and February 2, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal years ended January 29, 2000, February 3, 2001 and February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finlay Enterprises, Inc. and subsidiaries as of February 3, 2001 and February 2, 2002, and the results of their operations and their cash flows for the fiscal years ended January 29, 2000, February 3, 2001 and February 2, 2002, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
March 20, 2002

CORPORATE INFORMATION

Board of Directors

Arthur E. Reiner
Chairman of the Board, President
and Chief Executive Officer

David B. Cornstein
Chairman Emeritus
President, Pinnacle Advisors Ltd.

Rohit M. Desai
Chairman and President
Desai Capital Management, Inc.

Michael Goldstein
Chairman of the Board
Toys "R" Us, Inc.

James Martin Kaplan
Partner, Law Firm of
Blank Rome Tenzer Greenblatt LLP

John D. Kerin
Technology Consultant

Thomas H. Lee
President
Thomas H. Lee Company

Norman S. Matthews
Consultant

Hanne M. Merriman
Principal
Hanne Merriman Associates

Warren C. Smith, Jr.
Managing Director
TH Lee Putnam Internet Partners, L.P.

Corporate Officers

Arthur E. Reiner
Chairman of the Board, President
and Chief Executive Officer

Joseph M. Melvin
Executive Vice President and
Chief Operating Officer

Leslie A. Philip
Executive Vice President and
Chief Merchandising Officer

Bruce E. Zurlnick
Senior Vice President, Treasurer and
Chief Financial Officer

Bonni G. Davis
Vice President, Secretary and General Counsel

Independent Auditor

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105

Counsel

Blank Rome Tenzer Greenblatt LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

Transfer Agent

HSBC Bank USA
452 Fifth Avenue
New York, NY 10018

Nasdaq® Symbol: FNLY

Shareholder Inquiries

Bruce E. Zurlnick
Senior Vice President, Treasurer
and Chief Financial Officer
(212) 808-2800

Finlay Enterprises, Inc.
529 Fifth Avenue
New York, NY 10017

A copy of Finlay's 2001 Annual Report or Form 10K to the Securities and Exchange Commission will be made available to interested shareholders upon written request, and is accessible on the corporate website, www.finlayenterprises.com

Annual Meeting

The Annual Meeting of Shareholders will be held on June 20, 2002 at 10 a.m. at The Cornell Club, 6 East 44th Street New York, NY.

Our Partnerships Have Endured for Decades

Marshall Field's ROBINSONS·MAY bloomingdale's

KAUFMANN'S Burdines HECHT'S

The BON MARCHÉ Lord & Taylor RICH'S

Belk All For You! FILENE'S Carson Pirie Scott

Elder-Beerman goldsmith's ·P·A·R·I·S·I·A·N· FAMOUS·BARR

GOTTSCHALKS Boston Store Dillard's

MEIER & FRANK LAZARUS FOLEY'S

the jones store Herberger's strawbridge's L·S·AYRES

Bergner's YOUNKERS THE BON·TON



FINLAY
ENTERPRISES, INC.

529 Fifth Avenue * New York * New York * 10017